Filed by The Real Brokerage Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RE/MAX Holdings, Inc.

(Commission File No. 001-36101)

The Real Brokerage Inc. Announces Filing and Mailing of Meeting Materials for the
Special Meeting of Securityholders to be held on August 14, 2026

MIAMI, July 10, 2026 – The Real Brokerage Inc. (NASDAQ: REAX) (“Real”) announced today that it has filed its notice of meeting, management information circular (the “Circular”) and related documents (collectively, the “Meeting Materials”) with securities regulators in connection with the special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares of Real (“Shares”), the holders (“Optionholders”) of options to purchase Shares (“Options”) and the holders (“RSU Holders”, and together with the Shareholders and Optionholders, “Securityholders”) of restricted share units of Real (“RSUs”). The Meeting Materials are being mailed to Securityholders and can also be accessed on Real’s website at www.onereal.com in the Investors-Events & Presentations section and on Real’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Meeting Details

The Meeting will be held virtually on Friday, August 14, 2026, at 10:00 a.m. (Eastern Time) at www.virtualshareholdermeeting.com/REAXSPECIAL2026. Only Securityholders of record as of the close of business on June 29, 2026, the record date for the Meeting, are entitled to receive notice of, attend and vote at, the Meeting.

At the Meeting, Securityholders will be asked to pass a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) involving Real, Rome Wildlife, Inc. (“New Wildlife”) and 1587802 B.C. Unlimited Liability Company (“Bidco”), whereby (i) the issued and outstanding Shares will be consolidated on a 10-for-1 basis (the “Share Consolidation”), (ii) Shareholders will then transfer all of their resulting Shares to Bidco for shares of common stock of New Wildlife (“New Wildlife Common Stock”) on a one-for-one basis, such that Real will become a wholly owned subsidiary of Bidco, and (iii) taking into account the Share Consolidation, all of the outstanding Options and RSUs will be exchanged for replacement options and restricted share units of New Wildlife and cancelled, all in accordance with the terms of the Arrangement Agreement and Plan of Merger, dated as of April 26, 2026, among Real, RE/MAX Holdings, Inc. (“REMAX”), New Wildlife, Wildlife Acquisition I Corp. (“Merger Sub I”), Wildlife Acquisition II LLC (“Merger Sub II”) and Bidco, as amended on June 12, 2026 (as may be further amended, modified, supplemented or waived from time to time, the “Merger Agreement”).

Following the effectiveness of the Arrangement, Merger Sub I will merge with and into REMAX (the “First Merger”), with REMAX surviving the First Merger as a wholly owned subsidiary of New Wildlife, and then REMAX will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of New Wildlife. Pursuant to the First Merger, each share of Class A common stock of REMAX issued and outstanding immediately prior to effective time of the First Merger (including shares of Class A common stock of REMAX issued in connection with the Rhino Merger (as defined in the Merger Agreement), and other than certain shares as described in the Merger Agreement) will be converted into the right to elect to receive either 5.150 (to be adjusted prior to the effective time of the First Merger to reflect the Share Consolidation by dividing 5.150 by 10) shares of New Wildlife Common Stock or $13.80 in cash, subject to proration such that the aggregate cash proceeds to be delivered to the REMAX stockholders who make an election to receive cash pursuant to the Merger Agreement will be no less than $60 million and no greater than $80 million (the “Merger Consideration”), as determined pursuant to the election and allocation procedures in the Merger Agreement (all actions and transactions contemplated by the Merger Agreement, including the Arrangement, the Mergers, and the Rhino Merger together, the “Contemplated Transactions”).

As a result of the Contemplated Transactions, Real and REMAX will become wholly owned subsidiaries of New Wildlife, which will be renamed “Real REMAX Group Inc.” concurrently with the consummation of the Contemplated Transactions.

Board Recommendation

After careful consideration, the board of directors of Real (the “Real Board”) unanimously determined, among other things, that (i) the Arrangement and the entering into of the Merger Agreement is in the best interests of Real and that the Arrangement and the Contemplated Transactions (including the Mergers) are fair, from a financial point of view, to Real Securityholders, and (ii) the payment of the Merger Consideration and the issuance of shares of New Wildlife Common Stock by New Wildlife to the holders of shares of REMAX common stock (including shares of REMAX Class A common stock issued in connection with the Rhino Merger) (the “Stock Issuance”) is advisable and in the best interests of Real.

The Real Board unanimously approved, among other things, (i) the entering into of the Merger Agreement, including the Plan of Arrangement, (ii) subject to the approval of Real Securityholders, the Arrangement, and (iii) the Stock Issuance upon closing of the Contemplated Transactions.

The Real Board unanimously recommends that Real Securityholders vote “FOR” the Arrangement Resolution.

For the factors considered by the Real Board in reaching its decision to approve the Merger Agreement and to recommend the Arrangement Resolution, see the section entitled “The Contemplated Transactions — Recommendation of the Real Board; Real’s Reasons for the Contemplated Transactions,” in the Circular.

Your vote is important. The Real Board unanimously recommends that Securityholders vote FOR the Arrangement Resolution. The deadline for voting by proxy is 10:00 a.m. (Eastern Time) on August 12, 2026.

How to Vote

	Registered SHAREholders, OPTIONHOLDERS & RSU HOLDERS	Beneficial SHAREholders (Shares Held With a Broker, Bank or Other Intermediary)
Internet	www.proxyvote.com	www.proxyvote.com
Telephone	1-800-474-7493 (English) or 1-800-474-7501 (French)	Dial the applicable number listed on the voting instruction form.
Mail	Return the proxy form in the enclosed business reply envelope.	Return the voting instruction form in the enclosed envelope.

Questions & Voting Assistance

Securityholders who have questions about the Meeting or require assistance with voting may contact Real’s proxy solicitation agent, MacKenzie Partners, Inc.:

Toll Free in North America | 1-800-322-2885

For Collect Calls outside North America | 212-928-5500

By Email | proxy@mackenziepartners.com

Cautionary Disclosure Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, Real expresses an expectation or belief as to future results or events, it is based on Real’s current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, Real cannot give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: the parties’ abilities to consummate the proposed transaction on the expected timeline or at all; the parties’ abilities to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; the parties’ abilities to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring Real to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to the parties’ expectations regarding revenue growth and profitability and the business, strategic plans of Real or the proposed transaction that could be instituted against the parties to the Merger Agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate REMAX promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or REMAX’s ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features; Real’s inability to scale while improving operating leverage, or inability to successfully execute its strategies, including its strategy related to HeyLeo; possible unfavorable results in legal proceedings; changes in laws, regulations or the regulatory environment affecting our business; disruptions to our technology or cybersecurity incidents; and other risk factors detailed from time to time in Real’s reports filed with the SEC, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025, Annual Information Form dated March 4, 2026, quarterly financial statements and quarterly management’s discussion and analysis for the period ended March 31, 2026 and the Circular, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca, as well documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Circular and in the proxy statement/prospectus that is included in the Registration Statement that have been filed with the Canadian securities regulators and with the SEC, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Circular and in the Registration Statement is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real operates, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this press release. Real does not assume any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this press release nor the continued availability of this press release in archive form on Real’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and REMAX, Real and REMAX have filed and will file relevant materials with the SEC and Canadian securities regulators, as applicable, including the Circular, a registration statement on Form S-4 filed with the SEC on June 12, 2026, as amended on July 7, 2026 (File No. 333-296768) (the “Registration Statement”) that includes a proxy statement of REMAX and prospectus of New Wildlife. The registration statement was declared effective on July 9, 2026, at which time Real filed the Circular, REMAX filed a definitive proxy statement and New Wildlife filed a final prospectus. The Circular is being mailed to securityholders of Real and the proxy statement/prospectus is being mailed to shareholders of each of REMAX and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This press release is not a substitute for the Circular, Registration Statement, the proxy statement/prospectus, or any other document that Real or REMAX (as applicable) has filed or may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND REMAX ARE URGED TO READ THE CIRCULAR, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Circular, the Registration Statement and the proxy statement/prospectus, as well as other filings containing important information about Real or REMAX, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real are available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by REMAX are available free of charge on REMAX’s internet website at https://investors.remaxholdings.com or by contacting REMAX’s investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or REMAX’s website is not incorporated by reference into this press release or Real’s and REMAX’s respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, REMAX, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at wwww.sedi.ca. Information about the directors and executive officers of REMAX is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 19, 2026, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on April 30, 2026 (the “REMAX Annual Report”). Please refer to the sections captioned “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions and Director Independence” in the REMAX Annual Report. To the extent holdings of such participants in REMAX securities have changed since the amounts described in the REMAX Annual Report, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed or to be filed with the SEC and Canadian securities regulators, as applicable, if and when they become available.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 35,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:

Loren Irwin

Director, Investor Relations and Financial Reporting

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

press@therealbrokerage.com

201.564.4221